SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the month of July 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated July 23, 2002, announcing financial results for the second quarter and six months ended June 30, 2002.

DASSAULT SYSTEMES

COMMUNIQUÉ DE PRESSE / PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR: Dassault Systemes

APPROVED: Thibault de Tersant
Executive Vice President and CFO
33.1.40.99.40.04

CONTACT: Didier Gaillot
Vice President, Corporate Finance
33.1.40.99.44.20

CONTACT: FD International:
Jean-Benoit Roquette/Ronald Dassa
Nelly Dimey/Lorie Lichtlen
33.1.47.03.68.10
Giles Sanderson/Emma Rutherford
44.20.7831.3113
Deborah Ardern-Jones
1.212.497.9202

DASSAULT SYSTEMES (dsweb.com) REPORTS 8% INCREASE IN TOTAL REVENUE FOR SECOND QUARTER, WITH SOFTWARE GROWING 10%

- **Reports Total Revenue of € 191.3 Million, Up 8% and EPS of € 0.26 excluding acquisition costs**
- **On a Constant Exchange Rate Basis, Total Revenue Up 11%, EPS € 0.29 excluding acquisition costs**
- **DS Delivers Broadly In-line Results in Difficult Economic Environment**
- **DS and IBM Announce Growth Plan to Address Significant 3D PLM Market Opportunity**
- **Trimming 2002 Revenue Growth Objective to Approximately 8% Due to Currency, Growth Plan and Weakness in Europe**

PARIS, FRANCE, July 23, 2002 –Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the second quarter and six months ended June 30, 2002.

Acquisition costs include goodwill, technology amortization and other related costs. All financial figures in this press release are before these acquisition costs unless otherwise noted. Amortization of goodwill has ceased effective December 31, 2001. All financial information is unaudited and reported in accordance with US generally accepted accounting principles (US GAAP).

FINANCIAL HIGHLIGHTS

Second Quarter

Total revenue increased 8% to € 191.3 million in the second quarter of 2002, compared to € 176.9 million in the second quarter of 2001. On a constant exchange rate basis, second quarter revenue growth would have been 11%. Net income excluding acquisition costs totaled € 30.0 million, or € 0.26 per share in the second quarter of 2002, a 3% decrease compared to € 31.0 million, or € 0.27 per share in the year-ago period. On a US GAAP basis, which includes acquisition costs, net income was € 27.7 million or € 0.24 per share in the 2002 second quarter, compared to € 12.6 million or € 0.11 per share in the 2001 second quarter.

Process-centric revenue, including PDM, increased 10% to € 158.9 million and represented approximately 83% of total revenue in the second quarter of 2002. On a stand-alone basis, PDM revenue increased 19% to € 17.4 million in the second quarter of 2002. The Company noted that PDM software end-user revenues totaled approximately € 28.6 million. Design-centric revenue was € 32.4 million, or a decrease of 1% compared to the year-ago quarter, and represented approximately 17% of total revenue in the second quarter of 2002. Software license revenue increased 10% to € 166.7 million and represented 87% of total revenue in the second quarter of 2002, up from € 151.3 million in the year-ago quarter. Service revenue totaled € 24.6 million, a decrease of 4%, compared to € 25.6 million in the second quarter of 2001. Total seats licensed in the 2002 second quarter were 14,913, comprising 8,656 CATIA and 6,257 SolidWorks seats.

First Half

Total revenue increased 9% to € 373.8 million for the first six months of 2002, compared to € 342.0 million in the 2001 first half. Net income excluding acquisition costs totaled € 58.5 million, or € 0.50 per share, representing a decrease of 4% versus comparable net income of € 60.9 million, or € 0.52 per share in the year-ago first half. On a US GAAP basis, which includes acquisition costs, net income was € 53.0 million or € 0.45 per share for the six months ended June 30, 2002, compared to € 31.5 million or € 0.27 per share in the first half of 2001. In the first six months of 2002, 29,112 seats were licensed, comprising 16,980 CATIA and 12,132 Solidworks seats.

Charles Edelstenne, Chairman of DS, commented, "Our performance this quarter continues to show the resilience of our business model and the conservatism of our financial management over the course of a difficult economic environment. As a result, I believe DS is positioned to show better performance in 2002 than others in our industry and in the software and technology sectors more broadly. Our strategy of consistent investment clearly demonstrates our focus on long-term growth to continue to outperform."

Bernard Charles, President and Chief Executive Officer, commented, **"Our performance was very solid as we delivered results broadly in-line with expectations and continued to gain market share. We had good revenue growth, a high level of profitability and continued success in the execution of our 3D PLM strategy, including significant strengthening of our long-standing partnership with IBM.**

"The Product Lifecycle Management market offers enormous opportunity as product development increasingly takes the center stage at manufacturing companies worldwide. The PLM market is forecasted to nearly double in size to US$15 billion by 2006, making it one of the fastest growing sectors within the software market. At DS we are building our 3D PLM business and preparing for tomorrow.

"Joining us in this ramp-up is IBM, our strategic partner of more than 20 years. I am particularly pleased to announce with IBM today, an aggressive, joint growth plan to take a strong lead in the rapidly expanding Product Lifecycle Management market. We want to be prepared to take advantage of the significant growth opportunities in this market. Like us, IBM firmly believes that the need for PLM solutions is strong and growing and they are backing up their belief with a significant increase in the resources they dedicate solely to DS 3D PLM solutions." Under the agreement, IBM PLM is projected to grow sales and pre-sales forces by approximately 40% by the end of 2003.

Mr. Charles added, "On the customer front, through a close understanding of our customers and their business processes, our vision of 3D PLM continues to gain acceptance and adoption. We were pleased to announce that MAN Nutzfahrzeuge, Europe's third largest truck manufacturer, decided to standardize truck and bus production processes using DS 3D PLM solutions, including 700 ENOVIA V5 LCA (lifecycle applications) licenses. Recently, Scania, one of the world's leading manufacturers of trucks, buses and engines, signed a contract for delivery of product development and product data management solutions, including CATIA V5 and ENOVIA V5 applications.

Thibault de Tersant, Executive Vice President and CFO, stated, "Second quarter results came in very close to our objectives of € 195 million in revenue and € 0.27 in EPS excluding acquisition costs. The slight differences reflect the negative exchange rate impact from the sudden appreciation of the euro. In fact, on a constant exchange rate basis, revenue would have been € 196 million and EPS € 0.29 excluding acquisition costs.

"With respect to our outlook for the full year, we are lowering our revenue objective to a range of € 800 to € 810 million from € 840 million. Only € 4 to € 14 million of this adjustment, arising from potential further weakness in Europe, is attributable to the level of business activity. Most of the adjustment is due to sudden and sharp currency exchange rate fluctuations as well as new investments relating to the new growth plan with IBM PLM. We are maintaining our operating margin objective of approximately 29.6% for the full year. For the third quarter, our objective is to deliver revenue of approximately € 184 to € 190 million."

NEW PRODUCT LAUNCHES

The introduction of 3D PLM Version 5 Release 9 (V5R9) for CATIA, DELMIA, ENOVIA and SMARTEAM represents a major milestone in the 3D PLM market. V5R9 delivers a set of business practices for breakthrough product morphing, which automatically combines existing design data and templates with new specifications to form an original, full-featured product and production systems design. By maximizing reuse of existing knowledge and experience, morphing gives customers the ability to reduce cycle times and increase their market responsiveness. Companies of all sizes and in any industry can utilize V5R9. Interoperability with multiple CAD, PDM and other business systems has been enhanced to accelerate deployment and integration within an existing solution environment.

CATIA V5R9 newly introduced capabilities make product morphing a reality and significantly improve the efficiency of product design and simulation across engineering processes. Key highlights of the new CATIA release include: (i) major enhancements to 87 products for design and manufacturing process definition in areas such as cast, forged, and molded parts, and automotive body-in-white; (ii) 11 new applications providing process coverage for the consumer goods, industrial machinery, aerospace, industrial equipment systems and shipbuilding sectors; (iii) enhanced relational design methodology and support of collaborative multi-CAD product development processes; (iv) new PPR technologies to strengthen CATIA-ENOVIA integration and improve the interaction between numerical control manufacturing processes and product design definitions; (v) new capabilities to maximize knowledge capture and reuse through system- and subsystem-level design templates; and (vi) extended openness within the 3D PLM market with a total of 18 third-party V5 applications.

DELMIA V5R9 offers a wide range of new capabilities to make product morphing a reality, and lead the way to integrated manufacturing engineering. Major highlights of the new DELMIA release include: (i) date and range configuration mechanisms for manufacturing engineers working in the aerospace, shipbuilding and defense industries; (ii) enhanced creation and management of numerical control manufacturing processes; (iii) geometric tools for improved collaboration between manufacturing and tooling design engineers; and (iv) planning infrastructure improvements to leverage the reuse of existing manufacturing libraries in process planning and detailing.

ENOVIA V5R9 also brings new capabilities to enable product morphing as well as significantly improving VPDM deployment throughout the supply chain. Major ENOVIA V5R9 highlights include: (i) enriched support of VPDM processes, including relational design, design-in-context, and clash management; (ii) support for new and enhanced out-of-the-box best practices, including process flow control and optimization, and product simulation using kinematics and analysis data; (iii) improved functions for accessing and sharing VPDM information across the supply chain; (iv) complete product variation management through sophisticated configuration control capability; and (v) new PPR multiCAD hubbing facilities for enhanced interoperability.

ENOVIA announced the general availability for the first time of ENOVIA V5 Lifecycle Applications (LCA). ENOVIA LCA is a product data management application suite that supports complex product development processes with a very high degree of variants. Using its integrated PPR (product, process, resources) infrastructure, ENOVIA LCA is designed to manage engineering and manufacturing processes built around multi-disciplinary, multi-site, configured digital mock-ups.

SolidWorks unveiled a new line of PDM solutions that will help customers more effectively manage growing volumes of product design information. With SolidWorks ' PDM products, engineers can now immediately view the latest version of a product design so that they can reduce the risk of errors from multiple versions of the same design, accelerate the design process, and bring new products to market quickly. SolidWorks' line of PDM products consists of SolidWorks Explorer, an integrated file management tool, DesignSource Technology, Inc.'s PDM/Works, and SMARTEAM enterprise data management software. SolidWorks recently completed the acquisition of DesignSource Technology and has established a dedicated team to sell and support SMARTEAM to the SolidWorks community. SolidWorks customers now have a single source for PDM applications that support single users, work groups, and large enterprises.

ADDITIONAL HIGHLIGHTS

In a separate press release issued today, DS and IBM PLM announced an aggressive growth plan to take advantage of the increasing business opportunities generated in the rapidly expanding Product Lifecycle Management market.

DS and EADS, Europe's largest aerospace and defense company, signed a seven-year, multi-million Euro agreement where EADS will use DS PLM solutions for all development, construction and production across its divisions worldwide. This agreement expands EADS' existing installed base of approximately 1,100 CATIA workstations by 30 percent. The CATIA, DELMIA and ENOVIA implementation will provide EADS with a complete PLM business solution.

MAN Nutzfahrzeuge, Europe's third largest truck manufacturer, has decided to standardize truck and bus production processes using DS PLM solutions, including CATIA and ENOVIA. The agreement includes approximately 700 ENOVIA V5 LCA licenses.

During the quarter, Mecalog, with recognized expertise in crash simulation, joined DS' Software Community Program as a CAA V5 Software Partner.

DS and Volvo Information Technology AB (Volvo IT) signed a consulting and services partnership around 3D PLM. Pursuant to the agreement, Volvo IT will supply consulting services to support the implementation of DS 3D PLM solutions to a wide range of targeted industries, including automotive, industrial machinery and high-tech industry.

In early July, DS and T-Systems, Europe's second largest integrated systems provider and the professional services arm of Deutsche Telekom Group, announced an agreement to develop an international consulting and services partnership around DS' 3D PLM solutions.

United Airlines has implemented DS CATIA V5 solutions to create and manage key engineering data relating to aircraft maintenance. Their decision included the implementation of over 300 CATIA workstations. The United Airlines engineering team will use the full range of CATIA V5 3D capabilities such as modeling, analysis, manufacturing, and review based on digital mock-up in various areas such as fleet engineering, component engineering, engine overhaul, tooling, general manufacturing, aircraft interior reconfigurations and illustration creation.

The ORECA Group, a leader in endurance racing, adopted CATIA V5 and SMARTEAM solutions for designing the prototypes for their new 24 hours Le Mans cars and managing the associated data.

SMARTEAM and IBM PLM announced plans to enhance their joint go-to-market strategy by accelerating sales, marketing and support activities.

Cambridge University, one of the world's most prestigious learning institutions, has purchased a three-year subscription for 465 licenses of Solidworks software.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2002 revenue and operating margin and third quarter 2002 revenue, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2001, which was filed with the SEC on June 20, 2002, could materially affect the Company's financial position or results of operations.

Conference Call Information

Dassault Systemes will be hosting a conference call today at 4:00PM CET/10:00 AM ET. The conference call will be available via the Internet by accessing Dassault Systemes' website at www.dsweb.com or www.vcall.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software.

ABOUT DASSAULT SYSTEMES

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and

ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications. Information about Dassault Systemes is available at http://www.dsweb.com.

(Tables to follow)

DASSAULT SYSTEMES
KEY FIGURES
(in millions of Euro, except per share data)

2nd QUARTER

	2Q02	2Q01	Percentage Variance
Process-Centric	**158.9**	**144.1**	**10%**
Process-Centric excluding PDM	141.5	129.5	9%
PDM	17.4	14.6	19%
Design-Centric	**32.4**	**32.8**	**<1%>**
Revenue	**191.3**	**176.9**	**8%**
AMERICA	54.1	52.1	4%
EUROPE	84.5	86.3	<2%>
ASIA	52.7	38.5	37%
Operating Income	**49.1**	47.1	4%
Operating Margin	25.7%	26.6%	
Net Income	30.0	31.0	<3%>
EPS excluding acquisition costs	**0.26**	**0.27**	<4%>
Closing Headcount	3,888	3,474	12%

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME DATA
(in millions of Euro, except per share data)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Revenue				
Software	166.7	151.3	326.0	296.0
Services and Other	24.6	25.6	47.8	46.0
Total Revenue	€ 191.3	€ 176.9	€ 373.8	€ 342.0
Cost of Revenue				
Software	4.8	4.8	11.7	10.1
Service and Other	23.5	21.6	44.3	38.4
Total Cost of Revenue	€ 28.3	€ 26.4	€ 56.0	€ 48.5
Gross Profit	€ 163.0	€ 150.5	€ 317.8	€ 293.5
Research, Selling, Administrative and Acquisition expenses				
Research and Development	56.3	51.6	113.5	100.5
Marketing and Sales	44.9	40.3	87.3	79.6
General Administration	12.7	11.5	25.2	21.7
Acquisition Costs	2.6	18.9	6.5	31.6
Total Research, Selling, Administration and Acquisition expenses	€ 116.5	€ 122.3	€ 232.5	€ 233.4
Operating Income	€ 46.5	€ 28.2	€ 85.3	€ 60.1
Financial revenue and Other	<0.7>	5.8	3.9	10.8
Income before income taxes	45.8	34.0	89.2	70.9
Income tax expense	<18.1>	<21.4>	<36.2>	<39.4>
Net Income	€ 27.7	€ 12.6	€ 53.0	€ 31.5
Basic net income per share (1)	€ 0.24	€ 0.11	€ 0.46	€ 0.28
Diluted net income per share (1)	€ 0.24	€ 0.11	€ 0.45	€ 0.27
Basic weighted average share outstanding (in millions)	114.1	113.6	114.1	113.5
Diluted weighted average shares outstanding (in millions)	117.1	116.9	117.6	117.2

(1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income	€ 49.1	€ 47.1	€ 91.8	€ 91.7
Net Income	€ 30.0	€ 31.0	€ 58.5	€ 60.9
Diluted net income per share	€ 0.26	€ 0.27	€ 0.50	€ 0.52

9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 – Fax : +33 1 42 04 45 81 – http://www.dsweb.com

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME DATA
PERCENTAGE VARIANCE
(EXCLUDING ACQUISITION COSTS)
(in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:

	Three Months Ended		
	June 30, 2002	June 30, 2001	Variation %
Revenue			
Software	166.7	151.3	10.2%
Services and Other	24.6	25.6	<3.9%>
Total Revenue	€ 191.3	€ 176.9	8.1%
Cost of Revenue			
Software	4.8	4.8	0.0%
Service and Other	23.5	21.6	8.8%
Total Cost of Revenue	€ 28.3	€ 26.4	7.2%
Gross Profit	€ 163.0	€ 150.5	8.3%
Research, Selling, Administrative			
Research and Development	56.3	51.6	9.1%
Marketing and Sales	44.9	40.3	11.4%
General Administration	12.7	11.5	10.4%
Total Research, Selling, Administration	€ 113.9	€ 103.4	10.2%
Operating Income	€ 49.1	€ 47.1	4.2%
Financial revenue and Other	<0.7>	5.8	N/A
Income before income taxes	48.4	52.9	<8.5%>
Income tax expense	<18.4>	<21.9>	N/A
Net Income	€ 30.0	€ 31.0	<3.2%>
Diluted net income per share	€ 0.26	€ 0.27	<3.7%>
Diluted weighted average shares outstanding (in millions)	117.1	116.9	

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME DATA
PERCENTAGE VARIANCE
(EXCLUDING ACQUISITION COSTS)
(in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:

	Six Months Ended		
	June 30, 2002	June 30, 2001	Variation %
Revenue			
Software	326.0	296.0	10.1%
Services and Other	47.8	46.0	3.9%
Total Revenue	€ 373.8	€ 342.0	9.3%
Cost of Revenue			
Software	11.7	10.1	15.8%
Service and Other	44.3	38.4	15.4%
Total Cost of Revenue	€ 56.0	€ 48.5	15.5%
Gross Profit	€ 317.8	€ 293.5	8.3%
Research, Selling, Administrative			
Research and Development	113.5	100.5	12.9%
Marketing and Sales	87.3	79.6	9.7%
General Administration	25.2	21.7	16.1%
Total Research, Selling, Administration	€ 226.0	€ 201.8	12.0%
Operating Income	€ 91.8	€ 91.7	0.1%
Financial revenue and Other	3.9	10.8	<63.9%>
Income before income taxes	95.7	102.5	<6.6%>
Income tax expense	<37.2>	<41.6>	N/A
Net Income	€ 58.5	€ 60.9	<3.9%>
Diluted net income per share	€ 0.50	€ 0.52	<3.8%>
Diluted weighted average shares outstanding (in millions)	117.6	117.2	

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions of Euro)

	June 30, 2002		December 31, 2001	
ASSETS				
Cash and short-term investments		369.6		369.2
Accounts receivable, net		157.1		217.3
Other assets		276.7		244.9
Total assets	**€**	**803.4**	**€**	**831.4**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Total liabilities		246.4		280.5
Shareholders' equity		557.0		550.9
Total liabilities and shareholders' equity	**€**	**803.4**	**€**	**831.4**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: July 30, 2002

By: ________________________
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration